July 12, 2021

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Sasha Parikh
Brian Cascio
Dillon Hagius
Tim Buchmiller

Re:	Sight Sciences, Inc.
Registration Statement on Form S-1
Filed July 8, 2021
Registration No. 333-257320

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 14, 2021, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Sight Sciences, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley C. Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Peter N. Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Sight Sciences, Inc.

By:	/s/ Paul Badawi
Paul Badawi
President and Chief Executive Officer

cc:	Wesley C. Holmes, Esq., Latham & Watkins LLP

Peter N. Handrinos, Esq., Latham & Watkins LLP